HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 4, 2021

HIVE Blockchain Receives MCTO

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") announces that it has, as requested by HIVE management, been granted a management cease trade order (the "MCTO") by the British Columbia Securities Commission (the "BCSC"). This means that during the MCTO the stock will remain trading while management works diligently to complete the audit of its annual financial statements. The directors and management, including the CEO and CFO, of HIVE will not be able to trade shares during this period.  As previously announced on July 29, 2021 the application for the MCTO was made due to a delay in the preparation and filing of its financial statements and accompanying management's discussion and analysis for the financial year ended March 31, 2021 (collectively, the "Annual Filings").

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry.  As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards.  Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC.  Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.  HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.